NO ACT

FE
1-11-13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


13000767

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 01 2013

Washington, DC 20549

March 1, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 03-01-2013

Michael J. Solecki
Jones Day
mjsolecki@jonesday.com

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

Dear Mr. Solecki:

This is in response to your letters dated January 11, 2013 and February 28, 2013 concerning the shareholder proposal submitted to FirstEnergy by Ray T. Chevedden. We also have received letters on the proponent's behalf dated January 15, 2013, January 31, 2013, February 1, 2013, February 6, 2013, February 15, 2013, February 19, 2013, and February 28, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
*** FISMA & OMB Memorandum M-07-16 ***

March 1, 2013

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: FirstEnergy Corp.
Incoming letter dated January 11, 2013

The proposal requests that the board take the steps necessary so that each voting requirement in FirstEnergy's charter and bylaws that calls for a greater than simple majority vote be eliminated and replaced by a requirement of a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

There appears to be some basis for your view that FirstEnergy may exclude the proposal under rule 14a-8(i)(9). You represent that matters to be voted on at the upcoming shareholders' meeting include a proposal sponsored by FirstEnergy seeking approval to amend FirstEnergy's articles of incorporation and code of regulations. You also represent that the proposal would directly conflict with FirstEnergy's proposal. You indicate that inclusion of the proposal and FirstEnergy's proposal in FirstEnergy's proxy materials would present alternative and conflicting decisions for shareholders and would create the potential for inconsistent and ambiguous results. Accordingly, we will not recommend enforcement action to the Commission if FirstEnergy omits the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Norman von Holtzendorff
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

February 28, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Omission of Shareholder Proposal Submitted by Ray Chevedden – Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

This letter is in connection with our request on January 11, 2013 (the "***Initial Request***"), attached hereto as ***Exhibit A***, on behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***"), that the Staff of the Division of Corporate Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that the shareholder proposal and the statement in support thereof (the "***Proposal***") submitted by Ray Chevedden and discussed in the Initial Request may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2013 annual meeting of the shareholders (the "***2013 Meeting***").

In the Initial Request, we noted that Board of Directors of the Company (the "***Board***") intended to approve amendments (the "***Company Proposal***") to the Company's Amended Articles of Incorporation and Amended Code of Regulations (indicated in the blacklined language set forth in ***Exhibit B*** to the Initial Request) to address the Proposal. On February 19, 2013, the Board approved the Company Proposal. Therefore, the Company will not withdraw the Initial Request and intends to submit the Company Proposal to a vote of its shareholders at the 2013 Meeting. The Company again respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials for the 2013 Meeting.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7103.

Very truly yours,



Attachment

CLI-2078255v2

EXHIBIT A

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190
TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

Direct Number: (216) 586-7103
mjsolecki@jonesday.com

January 11, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Omission of Shareholder Proposals Submitted by Ray Chevedden – Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***" or "***FirstEnergy***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we are writing to respectfully request that the Staff of the Division of Corporate Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof submitted by Ray Chevedden (the "***Proponent***"), received on December 3, 2012 (the "***Proposal***"), may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2013 annual meeting of the shareholders (the "***2013 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter via electronic submission with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent, by e-mail, to John Chevedden pursuant to the Proponent's request.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. Summary of the Proposal

The Proposal states, in relevant part:

"RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

The Proposal, including the supporting statement made in connection therewith, is attached to this letter as ***Exhibit A***.

II. Basis for Exclusion of the Proposal

The Company respectfully requests that the Staff concur in the Company's view that the First Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9), because the Proposal conflicts with the Company's own proposal.

III. Analysis

Background

The Corporate Governance Committee of the Company's Board of Directors (the "***Board***") intends to recommend that the Board approve amendments to the Company's Amended Articles of Incorporation (the "***Articles***") and Amended Code of Regulations (the "***Regulations***") (collectively, the "***Company Proposal***") that would, among other things, reduce supermajority voting requirements to a majority of the voting power, provided that the Board may, in its discretion, set the voting requirement at two-thirds of the voting power. Certain proposed changes to the Articles and Regulations that would be included in the Company Proposal are indicated in the blacklined language as set forth in ***Exhibit B***.

As of the date of this no-action letter request, the Company's Board has not yet considered the Company Proposal, because the deadline for this submission under Rule 14a-8(j) precedes the date scheduled for the meeting of the Board. If the Board does not approve the inclusion of the Company Proposal in the Proxy Materials, we will withdraw this no-action letter request on behalf of the Company, and the Company will include the Proposal in the Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or the Company and the Proponent agree that the Proposal will not be included in the Proxy Materials).

The Proposal and the Company Proposal conflict in several respects. The below chart sets forth the corporate actions with voting requirements that would be affected by either the Proposal or the Company Proposal:

[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
Amendment of Articles	2/3 voting power	*Article IX: 2/3 voting power, except that Board may reduce to majority voting power*	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Amendment of Articles	2/3 voting power	*Article X*: 80% of the voting power is required to amend, repeal or adopt certain provisions	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Reduction or elimination of stated capital	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Application of capital surplus to dividend payments	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Authorization of share repurchases	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Authorization of sales of all or substantially all the Company's assets	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Adoption of a merger agreement and other merger-	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves

related actions				
Authorization of a combination or majority share acquisition	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Dissolution of the Company	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Release of pre-emptive rights	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Authorization of dividend to be paid in shares of another class	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Adoption, amendment or repeal of Regulations at a meeting of the shareholders	Majority voting power	*Regulations (Section 36)*: 80% of the voting power is required to amend, repeal or adopt certain provisions	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Adoption, amendment or repeal of Regulations by written consent	2/3 voting power	2/3 voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Setting the number of directors	Majority voting power present at meeting and entitled to vote	*Regulations (Section 11)*: 80% of the voting power	Majority voting power present at meeting and entitled to vote	Majority voting power, or 2/3 voting power if Board approves
Removal of directors	Majority voting power	*Regulations (Section 13)*: 80% of the voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves

Discussion

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). See *Piedmont Natural Gas Company, Inc.* (November 17, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company submitted a proposal to amend its governing documents to reduce 80% voting to 66-2/3% voting); *Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *AT&T* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements); *Gyrodyne Company of America. Inc.* (Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives where a company proposal would permit the granting of stock options to all employees); and *Mattel Inc.* (Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

Here, the Proposal calls for a majority of votes cast standard. The minimum standard under Ohio law for all actions for which the Company does not already implement a majority of votes cast standard is a majority of the voting power standard (other than setting the number of directors, which is a majority of the voting power present at a meeting and entitled to vote). Therefore, the Proposal generally would be deemed to call for a majority of the voting power standard in such cases. With respect to all such relevant corporate actions, the Company Proposal calls for standards to be lowered to majority of the voting power, provided that the Board may, in its discretion, set the voting requirement at two-thirds of the voting power. Therefore, a favorable shareholder vote for both the Proposal and the Company Proposal would result in an inconsistent and inconclusive mandate from the shareholders. As a result, the Company would be unable to determine the voting standard its shareholders intended to support and what steps would be required from the Company.

Further, the Proposal calls for the voting standard to be set at "a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws," or, if necessary, "the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws." When read in conjunction with the Company Proposal, which conveys specific voting standards, the Proposal would be unduly confusing to shareholders, and may therefore be excluded from the Proxy Materials under Rule 14a-8(i)(9).

The Proposal directly conflicts with the Company Proposal, and including both in the Proxy Materials could lead to inconsistent and ambiguous voting results. Therefore, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9).

III. *Conclusion*

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials for the 2013 Meeting.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7103.

Very truly yours,



Attachments

CLI-2064042v9

EXHIBIT A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman
FirstEnergy Corp. (FE)
76 South Main Street
Akron, OH 44308
PH: 330 736-3402
FX: 330 384-3866
FX: 330-384-3772

Dear Mr. Smart,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden at:

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





Ray T. Chevedden
Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909

[FE: Rule 14a-8 Proposal, December 3, 2012]
Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee. Ms. Cartwright had 15 years long-tenure on our board. Director independence can erode after 10-years. GMI/The Corporate Library, an independent investment research firm, said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Ms. Cartwright could still remain on our board if she were no longer a committee chairman. A more independent perspective would be a priceless asset for the chairman of our corporate governance committee.

After their failed attempt, costing more than $10,000, to prevent us from even voting on this topic in 2012 through a no action request – our directors did not have the fortitude to face this proposal topic without spending extra money on their negative advertisements under Carol Cartwright. This proposal topic in 2012 would also have probably received a higher majority of votes had our directors been willing to make it as easy for shareholders to vote for this proposal topic as to vote against it. It would take only one-click to vote against this proposal – but many clicks to vote in favor of it based on our biased 2012 Internet voting system. Plus under Ms. Cartwright it was more difficult than necessary to vote against certain underperforming individual directors while supporting other directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> • the company objects to factual assertions because they are not supported;
>
> • the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
>
> • the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
>
> • the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Proposed Amendments to the Articles

AMENDED ARTICLES OF INCORPORATION OF FIRSTENERGY CORP.

* * *

ARTICLE IX

Subject to any Preferred Stock Designation, to the extent applicable law permits these Amended Articles of Incorporation expressly to provide or permit a lesser vote than a two-thirds vote otherwise provided by law for any action or authorization for which a vote of shareholders is required, including, without limitation, adoption of an amendment to these Amended Articles of Incorporation, adoption of a plan of merger, authorization of a sale or other disposition of all or substantially all of the assets of the Corporation not made in the usual and regular course of its business or adoption of a resolution of dissolution of the Corporation, such action or authorization shall be by ~~such two-thirds vote~~**a majority of the voting power of the Corporation and a majority of the voting power of any class entitled to vote as a class on such proposal; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation and two-thirds of the voting power of any class entitled to vote as a class on such proposal;** ~~unless the Board of Directors of the Corporation shall provide otherwise by resolution, then such action or authorization shall be by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal and a majority of the voting power of any class entitled to vote as a class on such proposal~~; provided, however, this Article IX (and any resolution adopted pursuant hereto) shall not alter in any case any greater vote otherwise expressly provided by any provision of these Articles of Incorporation or the Code of Regulations. For purposes of these Articles of Incorporation, "voting power of the Corporation" means the aggregate voting power of (1) all the outstanding shares of Common Stock of the Corporation and (2) all the outstanding shares of any class or series of capital stock of the Corporation that has (i) rights to distributions senior to those of the Common Stock including, without limitation, any relative, participating, optional, or other special rights and privileges of, and any qualifications, limitations or restrictions on, such shares and (ii) voting rights entitling such shares to vote generally in the election of directors.

~~ARTICLE X~~

~~Notwithstanding anything to the contrary contained in these Articles of Incorporation, the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, Article V, Article VI, Article VII, Article VIII or this Article X; provided, however, that Article X shall not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to these Articles of Incorporation.~~

* * *

Proposed Amendments to the Regulations

AMENDED CODE OF REGULATIONS OF FIRSTENERGY CORP.

* * *

DIRECTORS

* * *

~~11~~**12**. Number, Election and Terms of Directors. Except as may be otherwise provided in any Preferred Stock Designation, the number of the directors of the Corporation will not be less than nine nor more than 16 as may be determined from time to time only (i) by a vote of a majority of the Whole Board, or (ii) by the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Except as may be otherwise provided in any Preferred Stock Designation, at each annual meeting of the shareholders of the Corporation, the directors shall be elected by plurality vote of all votes cast at such meeting and shall hold office for a term expiring at the following annual meeting of shareholders and until their successors shall have been elected; provided, that any director elected for a longer term before the annual meeting of shareholders to be held in 2005 shall hold office for the entire term for which he or she was originally elected. Except as may be otherwise provided in any Preferred Stock Designation, directors may be elected by the shareholders only at an annual meeting of shareholders. No decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director. Election of directors of the Corporation need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the voting power of the Corporation present in person or represented by proxy at a meeting of the shareholders at which directors are to be elected.

* * *

~~13~~**14**. Removal. Except as may be otherwise provided in any Preferred Stock Designation, any director or the entire Board of Directors may be removed only upon the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation.**

* * *

GENERAL

* * *

~~36~~**37**. Amendments. Except as otherwise provided by law or by the Articles of Incorporation or this Code of Regulations, these Regulations or any of them may be amended in any respect or repealed at any time **(i)** at any meeting of shareholders **by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation,** provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such **meeting or (ii) without a meeting, by the written consent of the holders of shares entitling them to exercise a majority of the voting power of the Corporation; provided, however, that, in the case of clause (ii), the Board of Directors may, in its discretion increase the voting requirement to two-thirds of the voting power of the Corporation**. Notwithstanding the foregoing sentence or anything to the contrary contained in the Articles of Incorporation or this Code of Regulations, Regulations 1, 3(a), 9, ~~11,~~ 12, 13, 14, ~~31~~**15, 32** and ~~36~~**37** may not be amended or repealed by the shareholders, and no provision inconsistent therewith may be adopted by the shareholders, without the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Notwithstanding the foregoing provisions of this Regulation ~~36~~**37**, no amendment to Regulations ~~31,~~ 32~~-or~~, 33**, 34** or ~~34~~**35** will be effective to eliminate or diminish the rights of persons specified in those Regulations existing at the time immediately preceding such amendment.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 28, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 7 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the January 11, 2013 company request concerning this rule 14a-8 proposal.

The company did not contest any of the points in the preceding 6 proponent letters during the 50-days since the company first submitted its no action request.

The board has approved giving shareholders the dilemma of voting for the company proposal for ever so sight a change to a different version of super majority voting versus shareholders sending an overwhelming rejection to the company for such a nickel-and-dime response to their 5-years of overwhelming shareholder support for simple majority voting – 67% to 79% in favor each year for 5-years.

The board has not committed to publish the Company Proposal if it does not get no action relief – so the board has approved a reversible proposal.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 19, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 6 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 11, 2013 company request concerning this rule 14a-8 proposal. This might be titled a back-burner no action request. The Board has not yet considered taking any action and the company announced it might withdraw this no action request.

The tentative amendments that the company has continued to consider for the last 40-days are all the more disingenuous because, if adopted, the company would apparently gain the ability of surprising or ambushing shareholders with last-minute switches to 2/3 super majority requirements on any or all the 15 items of corporate governance on its 2-page chart.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 15, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 11, 2013 company request concerning this rule 14a-8 proposal. This might be titled a back-burner no action request. The Board has not yet considered taking any action and the company announced it might withdraw this no action request.

The company is asking for a contradiction. It is asking to be upheld in putting forth its own proposal for shareholder approval of *super* majority voting thresholds (a topic shareholders have overwhelming voted against in 5 separate elections) in order to prevent shareholders from voting on a proposal for *simple* majority voting thresholds.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 6, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 11, 2013 company request concerning this rule 14a-8 proposal. This might be titled a back-burner no action request. The Board has not yet considered taking any action and the company announced it might withdraw this no action request.

The company simply hypothesizes a rearrangement proposal. It is like raising one hurdle on the track field by one inch and lowering the next hurdle by one inch – essentially no change for shareholder benefit. There is no history that rule 14a-8 and the related Staff Legal Bulletins were drafted with the intention of protecting rearrangement proposals, which were not even thought of at the time. There is no public policy benefit to protecting sham rearrangement proposals – especially when they are instigated by management for the sole purpose of prevent shareholders from voting on real improvements in corporate governance. Management should not be allowed to escape shareholder accountability by moving sideways.

The shareholder input for a complete change to simple majority voting could not be more clear. FirstEnergy shareholders voted 67% to 79% in favor of a comprehensive simple majority voting standard at a record 5 annual meetings since 2006 (exhibits attached). Yet the FirstEnergy Board ignored these overwhelming votes. The company even paid for a special solicitation against this proposal topic as late as May 2012.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>



Board Analyst

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FirstEnergy Corp. (FE)

Proponent: undisclosed
Proxy Year: 2006
Date Filed: 04/03/2006
Annual Meeting Date: 05/16/2006
Next Proposal Due Date: 12/3/2012
Shareholder Proposal Type: Simple Majority Vote
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	184,910,522	**Won Simple Majority Vote?**	Yes
Votes Against:	67,099,919	**VotesFor/VotesFor+Against:**	73.37%
Abstentions:	4,832,226	**VotesFor/TotalVotes:**	71.99%
Total Votes:	256,842,667	**VotesFor/Shares Outstanding:**	56.06%
Broker Non-Votes:	27,252,033		

PROPOSAL TEXT:

RESOLVED: Shareholders recommend that our Board adopt a simple majority shareholder vote requirement and make it applicable to the greatest number of governance issues practicable. This proposal is focused on adoption of the lowest practicable majority vote requirements to the fullest extent practicable. This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change in accordance with applicable laws and existing governance documents.

This includes making full use of our Board's power to Adopt Simple Majority Vote such as corresponding special company solicitations and one-on-one management contacts with major shareholders and brokers to obtain the 80%-vote needed for adoption.

Our management was ready to disclose that Mr. Ray T. Chevedden of Los Angeles was the proponent of a 2005 proposal on this topic on our ballot. Mr. Chevedden's 2005 proposal on this topic gained our 71% support.

96% yes-vote in 2004

We responded overwhelmingly with a 96% yes-vote to our Board's 2004 proposal on this topic. The Council of Institutional Investors www.cii.org formally recommends adoption of this proposal topic.

Our current rule allows a small minority to frustrate our shareholder majority. For example if 79% vote to improve our corporate governance and 1% vote no—only 1% could force their will on our overwhelming 79% majority. This proposal does not address a majority vote requirement in director elections—an issue gaining a groundswell of support as a separate ballot item.

Progress Begins with One Step

It is important to take one step forward and adopt the above RESOLVED statement



GMI

Board Analyst

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FirstEnergy Corp. (FE)

Proponent: Undisclosed
Proxy Year: 2007
Date Filed: 04/02/2007
Annual Meeting Date: 05/15/2007
Next Proposal Due Date: 12/3/2012
Shareholder Proposal Type: Simple Majority Vote
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	175,884,412	**Won Simple Majority Vote?**	Yes
Votes Against:	53,721,749	**VotesFor/VotesFor+Against:**	76.60%
Abstentions:	4,893,976	**VotesFor/TotalVotes:**	75.00%
Total Votes:	234,500,137	**VotesFor/Shares Outstanding:**	57.70%
Broker Non-Votes:	28,394,464		

PROPOSAL TEXT:

RESOLVED: Comprehensive Commitment to Adopt Simple Majority Vote. Shareholders recommend that our Board take each step necessary to adopt a simple majority vote to apply to the greatest extent possible. This includes using all means in our Board's power such as special company solicitations and one-on-one management contacts with major shareholders to obtain the vote required for adoption of this proposal topic.

This proposal is not intended to unnecessarily limit our Board's judgment in crafting the requested change to the fullest extent feasible in accordance with applicable laws and existing governance documents. Our current rule allows a 1% minority to frustrate the will of a 79% FirstEnergy shareholder majority.

This topic won our 73% support at our 2006 annual meeting. This topped the 71% support at our 2005 annual meeting. At least one proxy advisory service has recommended a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote. Our management was ready to disclose that Mr. Ray T. Chevedden of Los Angeles was the proponent of the 2005 and 2006 proposals on this topic on our ballot.

Our serial-ignorer-of-shareholder-proposal directors may lead to a shareholder reaction similar to the Sempra Energy (SRE) scenario recounted in The Wall Street Journal on October 9, 2006: For four years beginning in 2001, a Sempra shareholder submitted shareholder resolutions calling for Sempra to elect its directors annually rather than every three years in staggered terms. The votes passed with increasing majorities every year, garnering 67% of the votes cast in 2005.

Sempra ignored the nonbinding resolutions. But in the 2005 voting, shareholders also withheld nearly 30% of their votes from the directors up for re-election — a big proportion by corporate election standards. And that seemed to wake the company up. In May 2006, Sempra management introduced a binding resolution for annual


GMI

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FirstEnergy Corp. (FE)

Proponent: UNDISCLOSED
Proxy Year: 2008
Date Filed: 04/01/2008
Annual Meeting Date: 05/20/2008
Next Proposal Due Date: 12/3/2012
Shareholder Proposal Type: Simple Majority Vote
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	181,558,191	**Won Simple Majority Vote?**	Yes
Votes Against:	48,325,314	**VotesFor/VotesFor+Against:**	78.98%
Abstentions:	4,931,387	**VotesFor/TotalVotes:**	77.32%
Total Votes:	234,814,892	**VotesFor/Shares Outstanding:**	59.56%
Broker Non-Votes:	26,259,193		

PROPOSAL TEXT:

RESOLVED, Shareowners urge our company to take all steps necessary, in compliance with applicable law, to fully adopt simple majority vote requirements in our Charter and By-laws. This includes any special solicitations needed for adoption.

This topic won our 76% support at our 2007 annual meeting. This topped the 71% and 73% support at our 2005 and 2006 annual meetings. At least one proxy advisory service recommended a no-vote for directors who do not adopt a shareholder proposal after it wins one majority vote. Indeed, we as shareholders withheld up to 39% of our votes from our serial- ignorer-of-shareholder-proposal directors in 2007 because they did not respond to our consecutive supporting votes exceeding 70%.

Perhaps our directors do not care about 39% withheld votes. Under our outdated plurality voting system, our directors can be still elected if they receive 90% withheld votes. Our director should tell us in their response to this proposal whether they care about a 39%-withheld vote regarding their election.

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Also our 80% supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes.

The merits of this proposal should also be considered in the context of our company's overall corporate governance structure and individual director performance. For instance in 2007 the following issues were identified:

•We had no shareholder right to:

1)Cumulative voting.

2)Act by written consent.



GMI

Board Analyst

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FirstEnergy Corp. (FE)

Proponent: Undisclosed
Proxy Year: 2009
Date Filed: 04/01/2009
Annual Meeting Date: 05/19/2009
Next Proposal Due Date: 12/3/2012
Shareholder Proposal Type: Simple Majority Vote
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	155,741,944	**Won Simple Majority Vote?**	Yes
Votes Against:	36,909,437	**VotesFor/VotesFor+Against:**	80.84%
Abstentions:	2,395,715	**VotesFor/TotalVotes:**	79.85%
Total Votes:	195,047,096	**VotesFor/Shares Outstanding:**	51.09%
Broker Non-Votes:	27,939,083		

PROPOSAL TEXT:

Adopt Simple Majority Vote

RESOLVED, Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws, that calls for a greater than simple majority vote, be changed to a majority of the votes cast for and against related proposals in compliance with applicable laws. This applies to each 67% and 80% provision in our charter and bylaws.

Supporting Statement

Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Our supermajority vote requirements can be almost impossible to obtain when one considers abstentions and broker non-votes. For example, a Goodyear (GT) management proposal for annual election of each director failed to pass even though 90% of votes cast were yes-votes. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

This topic won our following shareholder support, based on yes and no votes, at our previous annual meetings:

2005 71%

2006 73%

2007 76%

2008 78%



GMI

Board Analyst

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FirstEnergy Corp. (FE)

Proponent: Undisclosed
Proxy Year: 2012
Date Filed: 04/02/2012
Annual Meeting Date: 05/15/2012
Next Proposal Due Date: 12/3/2012
Shareholder Proposal Type: Board Elections - Majority Voting for Directors
Management Proposal Type:
Proposal Type: Shareholder

Votes For:	220,818,355	**Won Simple Majority Vote?**	Yes
Votes Against:	102,336,722	**VotesFor/VotesFor+Against:**	68.33%
Abstentions:	3,800,276	**VotesFor/TotalVotes:**	67.54%
Total Votes:	326,955,353	**VotesFor/Shares Outstanding:**	52.80%
Broker Non-Votes:	45,829,314		

PROPOSAL TEXT:

Item 7 — Shareholder Proposal: Adopt Simple Majority Vote

7 — Adopt Simple Majority Vote

Shareholders request that our board take the steps necessary so that each shareholder voting requirement in our charter and bylaws that calls for a greater than simple majority vote be changed to require a majority of the votes cast for and against the proposal, or a simple majority in compliance with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance. Source: "What Matters in Corporate Governance?" by Lucien Bebchuk, Alma Cohen and Allen Ferrell, Harvard Law School, Discussion Paper No. 491 (September 2004, revised March 2005).

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included William Steiner and James McRitchie.

This simple majority vote topic also won our ascending support of 71% to 80% in each year from 2005 to 2009. Our directors ignored our repeated overwhelming support. Meanwhile our directors' popularity headed south and four directors were hit with 51% in negative votes during 2009 including Chairman George Smart, Carol Cartwright, Jesse Williams and William Cottle.

Sadly George Smart, Carol Cartwright and Jesse Williams held five seats on our most important board committees in 2011 and each had 14-years long-tenure. The Corporate Library, an independent investment research firm, said that long-tenured

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 11, 2013 company request concerning this rule 14a-8 proposal. This might be titled a back-burner no action request. The Board has not yet considered taking any action and the company announced it might withdraw this no action request.

The company simply hypothesizes a rearrangement proposal. It is like raising one hurdle on the track field by one inch and lowering the next hurdle by one inch – essentially no change for shareholder benefit. There is no history that rule 14a-8 and the related Staff Legal Bulletins were drafted with the intention of protecting rearrangement proposals, which were not even thought of at the time. There is no public policy benefit to protecting sham rearrangement proposals – especially when they are instigated by management to prevent shareholders from voting on real improvements in corporate governance. Management should not be rewarded for moving sideways.

The shareholder input for a complete change to simple majority voting could not be more clear. FirstEnergy shareholders voted 67% to 79% in favor of a comprehensive simple majority voting standard at a record 5 annual meetings since 2006. Yet the FirstEnergy Board ignored these overwhelming votes. The company even paid for a special solicitation against this proposal topic as late as May 2012.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 31, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 11, 2013 company request concerning this rule 14a-8 proposal. This might be titled a back-burner no action request. The Board has not yet considered taking any action and the company announced it might withdraw this no action request.

The company simply hypothesizes a rearrangement proposal. It is like raising one hurdle on the track field by one inch and lowering the next hurdle by one inch – essentially no change for shareholder benefit. There is no history that rule 14a-8 and the related Staff Legal Bulletins were drafted with the intention of protecting rearrangement proposals, which were not even thought of at the time. There is no public policy benefit to protecting sham rearrangement proposals – especially when they are instigated by management to prevent shareholders from voting on real improvements in corporate governance. Management should not be rewarded for moving sideways.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 15, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
FirstEnergy Corp. (FE)
Simple Majority Vote
Ray T. Chevedden

Ladies and Gentlemen:

This is in regard to the vague January 11, 2013 company request concerning this rule 14a-8 proposal. This might be titled a back-burner no action request. The Board has not yet considered taking any action and the company announced it might withdraw this no action request.

The company has absolutely no interest in the topic of this proposal. FirstEnergy shareholders voted 67% to 79% in favor of a comprehensive simple majority voting standard at a record 5 annual meetings since 2006. Yet the FirstEnergy Board ignored these overwhelming votes. The company even paid for a special solicitation against this proposal topic as late as May 2012.

The majority of the items from the vague table on pages 3 and 4 seem to address changing certain current optional majority voting requirements into optional 2/3 voting requirements. This is compounded by the fact that, due to the company's adamant history against majority voting, that the company would currently be unlikely to actually change any current 2/3 voting requirement into majority voting. Plus it would be quite likely that if the company adopted a form of majority voting with a 2/3 voting reversion option, that the company would make use of the 2/3 voting reversion option.

The company is simply proposing a nickel-and-dime response to 5-years of overwhelming shareholder support for simple majority voting in order to escape from another overwhelming vote against management.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Ray T. Chevedden

Ronda Ferguson <rferguson@firstenergycorp.com>

[FE: Rule 14a-8 Proposal, December 3, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee. Ms. Cartwright had 15 years long-tenure on our board. Director independence can erode after 10-years. GMI/The Corporate Library, an independent investment research firm, said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Ms. Cartwright could still remain on our board if she were no longer a committee chairman. A more independent perspective would be a priceless asset for the chairman of our corporate governance committee.

After their failed attempt, costing more than $10,000, to prevent us from even voting on this topic in 2012 through a no action request – our directors did not have the fortitude to face this proposal topic without spending extra money on their negative advertisements under Carol Cartwright. This proposal topic in 2012 would also have probably received a higher majority of votes had our directors been willing to make it as easy for shareholders to vote for this proposal topic as to vote against it. It would take only one-click to vote against this proposal – but many clicks to vote in favor of it based on our biased 2012 Internet voting system. Plus under Ms. Cartwright it was more difficult than necessary to vote against certain underperforming individual directors while supporting other directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

From:	Michael J. Solecki <mjsolecki@JonesDay.com>
Sent:	Friday, January 11, 2013 5:31 PM
To:	shareholderproposals
Subject:	Request for Exclusion of Shareholder Proposal -- FirstEnergy (II)
Attachments:	DOC001_0111201317211400.pdf

On behalf of FirstEnergy Corporation, please see the attached no-action request. Please note this is the second of two no-action requests.

Michael J. Solecki
Jones Day
North Point
901 Lakeside Avenue
Cleveland, Ohio 44114
Phone: (216) 586-7103
Facsimile: (216) 579-0212
Cell: (440) 915-3538
mjsolecki@jonesday.com

==========
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==========

JONES DAY

NORTH POINT • 901 LAKESIDE AVENUE • CLEVELAND, OHIO 44114.1190

TELEPHONE: +1.216.586.3939 • FACSIMILE: +1.216.579.0212

Direct Number: (216) 586-7103
mjsolecki@jonesday.com

January 11, 2013

VIA E-MAIL
shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporate Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, DC 20549

Re: FirstEnergy Corp. - Omission of Shareholder Proposals Submitted by Ray Chevedden – Securities Exchange Act of 1934 - Rule 14a-8

Dear Ladies and Gentlemen:

On behalf of FirstEnergy Corp., an Ohio corporation (the "***Company***" or "***FirstEnergy***"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "***Exchange Act***"), we are writing to respectfully request that the Staff of the Division of Corporate Finance (the "***Staff***") of the Securities and Exchange Commission (the "***Commission***") concur with the Company's view that, for the reasons stated below, the shareholder proposal and the statement in support thereof submitted by Ray Chevedden (the "***Proponent***"), received on December 3, 2012 (the "***Proposal***"), may be properly omitted from the proxy materials (the "***Proxy Materials***") to be distributed by the Company in connection with its 2013 annual meeting of the shareholders (the "***2013 Meeting***").

Pursuant to Rule 14a-8(j) under the Exchange Act, we have filed this letter via electronic submission with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials with the Commission, and concurrently sent copies of this correspondence to the Proponent.

This request is being submitted electronically pursuant to guidance found in Staff Legal Bulletin No. 14D. Accordingly, we are not enclosing the additional six copies ordinarily required by Rule 14a-8(j). In accordance with Rule 14a-8(j), a copy of this submission is being sent, by e-mail, to John Chevedden pursuant to the Proponent's request.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D require proponents to provide companies a copy of any correspondence that the proponents submit to the Commission or the Staff. Accordingly, I am taking this opportunity to notify the Proponent that if it elects to submit additional correspondence to the Commission or the Staff, copies of that correspondence should

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concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k).

I. Summary of the Proposal

The Proposal states, in relevant part:

"RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws."

The Proposal, including the supporting statement made in connection therewith, is attached to this letter as ***Exhibit A***.

II. Basis for Exclusion of the Proposal

The Company respectfully requests that the Staff concur in the Company's view that the First Proposal may be properly excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9), because the Proposal conflicts with the Company's own proposal.

III. Analysis

Background

The Corporate Governance Committee of the Company's Board of Directors (the "***Board***") intends to recommend that the Board approve amendments to the Company's Amended Articles of Incorporation (the "***Articles***") and Amended Code of Regulations (the "***Regulations***") (collectively, the "***Company Proposal***") that would, among other things, reduce supermajority voting requirements to a majority of the voting power, provided that the Board may, in its discretion, set the voting requirement at two-thirds of the voting power. Certain proposed changes to the Articles and Regulations that would be included in the Company Proposal are indicated in the blacklined language as set forth in ***Exhibit B***.

As of the date of this no-action letter request, the Company's Board has not yet considered the Company Proposal, because the deadline for this submission under Rule 14a-8(j) precedes the date scheduled for the meeting of the Board. If the Board does not approve the inclusion of the Company Proposal in the Proxy Materials, we will withdraw this no-action letter request on behalf of the Company, and the Company will include the Proposal in the Proxy Materials (assuming that the Proponent does not otherwise withdraw the Proposal or the Company and the Proponent agree that the Proposal will not be included in the Proxy Materials).

The Proposal and the Company Proposal conflict in several respects. The below chart sets forth the corporate actions with voting requirements that would be affected by either the Proposal or the Company Proposal:

Action	*Ohio Law Default*	*Current*	*Proposal*	*Company Proposal*
Amendment of Articles	2/3 voting power	*Article IX: 2/3 voting power, except that Board may reduce to majority voting power*	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Amendment of Articles	2/3 voting power	*Article X*: 80% of the voting power is required to amend, repeal or adopt certain provisions	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Reduction or elimination of stated capital	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Application of capital surplus to dividend payments	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Authorization of share repurchases	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Authorization of sales of all or substantially all the Company's assets	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Adoption of a merger agreement and other merger-	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves

Action	*Ohio Law Default*	*Current*	*Proposal*	*Company Proposal*
related actions				
Authorization of a combination or majority share acquisition	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Dissolution of the Company	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Release of pre-emptive rights	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Authorization of dividend to be paid in shares of another class	2/3 voting power	*Article IX*: Board may reduce to majority voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Adoption, amendment or repeal of Regulations at a meeting of the shareholders	Majority voting power	*Regulations (Section 36)*: 80% of the voting power is required to amend, repeal or adopt certain provisions	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Adoption, amendment or repeal of Regulations by written consent	2/3 voting power	2/3 voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves
Setting the number of directors	Majority voting power present at meeting and entitled to vote	*Regulations (Section 11)*: 80% of the voting power	Majority voting power present at meeting and entitled to vote	Majority voting power, or 2/3 voting power if Board approves
Removal of directors	Majority voting power	*Regulations (Section 13)*: 80% of the voting power	Majority voting power	Majority voting power, or 2/3 voting power if Board approves

Discussion

Rule 14a-8(i)(9) permits a company to exclude a shareholder proposal from its proxy materials "if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting." The Commission has stated that, in order for this exclusion to be available, the proposals need not be "identical in scope or focus." See Exchange Act Release No. 34-40018, at n. 27 (May 21, 1998). The purpose of this exclusion is to prevent shareholder confusion as well as reduce the likelihood of inconsistent vote results that would provide a conflicting mandate for management.

The Staff has stated consistently that where a shareholder proposal and a company proposal present alternative and conflicting decisions for shareholders, the shareholder proposal may be excluded under Rule 14a-8(i)(9). See *Piedmont Natural Gas Company, Inc.* (November 17, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company submitted a proposal to amend its governing documents to reduce 80% voting to 66-2/3% voting); *Fluor Corporation* (Jan. 25, 2011) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions to a majority of votes outstanding standard); *Herley Industries Inc.* (Nov. 20, 2007) (concurring in excluding a proposal requesting majority voting for directors when the company planned to submit a proposal to retain plurality voting, but requiring a director nominee to receive more "for" votes than "withheld" votes); *H.J. Heinz Company* (Apr. 23, 2007) (concurring in excluding a proposal requesting that the company adopt simple majority voting when the company indicated that it planned to submit a proposal to amend its bylaws and articles of incorporation to reduce supermajority provisions from 80% to 60%); *AT&T* (Feb. 23, 2007) (concurring in excluding a proposal seeking to amend the company's bylaws to require shareholder ratification of any existing or future severance agreement with a senior executive as conflicting with a company proposal for a bylaw amendment limited to shareholder ratification of future severance agreements); *Gyrodyne Company of America. Inc.* (Oct. 31, 2005) (concurring with the exclusion of a shareholder proposal requesting the calling of special meetings by holders of at least 15% of the shares eligible to vote at that meeting where a company proposal would require a 30% vote for calling such meetings); *AOL Time Warner Inc.* (Mar. 3, 2003) (concurring with the exclusion of a shareholder proposal requesting the prohibition of future stock options to senior executives where a company proposal would permit the granting of stock options to all employees); and *Mattel Inc.* (Mar. 4, 1999) (concurring with the exclusion of a shareholder proposal requesting the discontinuance of among other things, bonuses for top management where the company was presenting a proposal seeking approval of its long-term incentive plan, which provided for the payment of bonuses to members of management).

Here, the Proposal calls for a majority of votes cast standard. The minimum standard under Ohio law for all actions for which the Company does not already implement a majority of votes cast standard is a majority of the voting power standard (other than setting the number of directors, which is a majority of the voting power present at a meeting and entitled to vote). Therefore, the Proposal generally would be deemed to call for a majority of the voting power standard in such cases. With respect to all such relevant corporate actions, the Company Proposal calls for standards to be lowered to majority of the voting power, provided that the Board may, in its discretion, set the voting requirement at two-thirds of the voting power. Therefore, a favorable shareholder vote for both the Proposal and the Company Proposal would result in an inconsistent and inconclusive mandate from the shareholders. As a result, the Company would be unable to determine the voting standard its shareholders intended to support and what steps would be required from the Company.

Further, the Proposal calls for the voting standard to be set at "a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws," or, if necessary, "the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws." When read in conjunction with the Company Proposal, which conveys specific voting standards, the Proposal would be unduly confusing to shareholders, and may therefore be excluded from the Proxy Materials under Rule 14a-8(i)(9).

The Proposal directly conflicts with the Company Proposal, and including both in the Proxy Materials could lead to inconsistent and ambiguous voting results. Therefore, the Proposal may be excluded from the Proxy Materials pursuant to Rule 14a-8(i)(9).

III. *Conclusion*

For the reasons set forth above, the Company respectfully requests that the Staff indicate that it will not recommend enforcement action to the Commission if the Company omits the Proposal from the Proxy Materials for the 2013 Meeting.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call the undersigned at (216) 586-7103.

Very truly yours,



Attachments

EXHIBIT A

Ray T. Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George M. Smart
Chairman
FirstEnergy Corp. (FE)
76 South Main Street
Akron, OH 44308
PH: 330 736-3402
FX: 330 384-3866
FX: 330-384-3772

Dear Mr. Smart,

I purchased and hold stock in our company because I believe our company has greater potential. My attached Rule 14a-8 proposal is submitted in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to *** FISMA & OMB Memorandum M-07-16 ***

Sincerely,





Ray T. Chevedden   Date
Ray T. Chevedden and Veronica G. Chevedden Family Trust 050490
Shareholder

cc: Ronda Ferguson <rferguson@firstenergycorp.com>
Corporate Secretary
PH: 330-384-5620
FX: 330-384-5909

[FE: Rule 14a-8 Proposal, December 3, 2012]

Proposal 4* – Simple Majority Vote Right

RESOLVED, Shareholders request that our board take the steps necessary so that each voting requirement in our charter and bylaws that calls for a greater than simple majority vote be eliminated, and replaced by a requirement for a majority of the votes cast for and against applicable proposals, or a simple majority in compliance with applicable laws. If necessary this means the closest standard to a majority of the votes cast for and against such proposals consistent with applicable laws.

Shareowners are willing to pay a premium for shares of corporations that have excellent corporate governance. Supermajority voting requirements have been found to be one of six entrenching mechanisms that are negatively related to company performance according to "What Matters in Corporate Governance" by Lucien Bebchuk, Alma Cohen and Allen Ferrell of the Harvard Law School.

This proposal topic won from 74% to 88% support at Weyerhaeuser, Alcoa, Waste Management, Goldman Sachs, FirstEnergy, McGraw-Hill and Macy's. The proponents of these proposals included James McRitchie. Currently a 1%-minority can frustrate the will of our 79%-shareholder majority. Supermajority requirements are arguably most often used to block initiatives supported by most shareowners but opposed by management.

We voted 67% to 79% in favor of a simple majority voting standard at a record 5 annual meetings since 2006. Yet our directors ignored us. As a result 1% of shareholders can still thwart a 79%-majority on certain key issues. A good part of the blame for this poor governance may fall on Carol Cartwright, who chaired our corporate governance committee. Ms. Cartwright had 15 years long-tenure on our board. Director independence can erode after 10-years. GMI/The Corporate Library, an independent investment research firm, said long-tenured directors could form relationships that may compromise their independence and therefore hinder their ability to provide effective oversight. Ms. Cartwright could still remain on our board if she were no longer a committee chairman. A more independent perspective would be a priceless asset for the chairman of our corporate governance committee.

After their failed attempt, costing more than $10,000, to prevent us from even voting on this topic in 2012 through a no action request – our directors did not have the fortitude to face this proposal topic without spending extra money on their negative advertisements under Carol Cartwright. This proposal topic in 2012 would also have probably received a higher majority of votes had our directors been willing to make it as easy for shareholders to vote for this proposal topic as to vote against it. It would take only one-click to vote against this proposal – but many clicks to vote in favor of it based on our biased 2012 Internet voting system. Plus under Ms. Cartwright it was more difficult than necessary to vote against certain underperforming individual directors while supporting other directors.

Please encourage our board to respond positively to this proposal to protect shareholder value:

Simple Majority Vote Right – Proposal 4*

Notes:
Ray T. Chevedden, *** FISMA & OMB Memorandum M-07-16 *** submitted this proposal.

Please note that the title of the proposal is part of the proposal.

* Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT B

Proposed Amendments to the Articles

AMENDED ARTICLES OF INCORPORATION OF FIRSTENERGY CORP.

* * *

ARTICLE IX

Subject to any Preferred Stock Designation, to the extent applicable law permits these Amended Articles of Incorporation expressly to provide or permit a lesser vote than a two-thirds vote otherwise provided by law for any action or authorization for which a vote of shareholders is required, including, without limitation, adoption of an amendment to these Amended Articles of Incorporation, adoption of a plan of merger, authorization of a sale or other disposition of all or substantially all of the assets of the Corporation not made in the usual and regular course of its business or adoption of a resolution of dissolution of the Corporation, such action or authorization shall be by ~~such two-thirds vote~~**a majority of the voting power of the Corporation and a majority of the voting power of any class entitled to vote as a class on such proposal; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation and two-thirds of the voting power of any class entitled to vote as a class on such proposal;** ~~unless the Board of Directors of the Corporation shall provide otherwise by resolution, then such action or authorization shall be by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation on such proposal and a majority of the voting power of any class entitled to vote as a class on such proposal~~; provided, however, this Article IX (and any resolution adopted pursuant hereto) shall not alter in any case any greater vote otherwise expressly provided by any provision of these Articles of Incorporation or the Code of Regulations. For purposes of these Articles of Incorporation, "voting power of the Corporation" means the aggregate voting power of (1) all the outstanding shares of Common Stock of the Corporation and (2) all the outstanding shares of any class or series of capital stock of the Corporation that has (i) rights to distributions senior to those of the Common Stock including, without limitation, any relative, participating, optional, or other special rights and privileges of, and any qualifications, limitations or restrictions on, such shares and (ii) voting rights entitling such shares to vote generally in the election of directors.

~~ARTICLE X~~

~~Notwithstanding anything to the contrary contained in these Articles of Incorporation, the affirmative vote of the holders of at least 80% of the voting power of the Corporation, voting together as a single class, shall be required to amend or repeal, or adopt any provision inconsistent with, Article V, Article VI, Article VII, Article VIII or this Article X; provided, however, that Article X shall not alter the voting entitlement of shares that, by virtue of any Preferred Stock Designation, are expressly entitled to vote on any amendment to these Articles of Incorporation.~~

* * *

Proposed Amendments to the Regulations

AMENDED CODE OF REGULATIONS OF FIRSTENERGY CORP.

* * *

DIRECTORS

* * *

~~11~~**12**. Number, Election and Terms of Directors. Except as may be otherwise provided in any Preferred Stock Designation, the number of the directors of the Corporation will not be less than nine nor more than 16 as may be determined from time to time only (i) by a vote of a majority of the Whole Board, or (ii) by the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Except as may be otherwise provided in any Preferred Stock Designation, at each annual meeting of the shareholders of the Corporation, the directors shall be elected by plurality vote of all votes cast at such meeting and shall hold office for a term expiring at the following annual meeting of shareholders and until their successors shall have been elected; provided, that any director elected for a longer term before the annual meeting of shareholders to be held in 2005 shall hold office for the entire term for which he or she was originally elected. Except as may be otherwise provided in any Preferred Stock Designation, directors may be elected by the shareholders only at an annual meeting of shareholders. No decrease in the number of directors constituting the Board of Directors may shorten the term of any incumbent director. Election of directors of the Corporation need not be by written ballot unless requested by the presiding officer or by the holders of a majority of the voting power of the Corporation present in person or represented by proxy at a meeting of the shareholders at which directors are to be elected.

* * *

~~13~~**14**. Removal. Except as may be otherwise provided in any Preferred Stock Designation, any director or the entire Board of Directors may be removed only upon the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation.**

* * *

GENERAL

* * *

~~36~~**37**. Amendments. Except as otherwise provided by law or by the Articles of Incorporation or this Code of Regulations, these Regulations or any of them may be amended in any respect or repealed at any time **(i)** at any meeting of shareholders **by the affirmative vote of the holders of shares entitling them to exercise a majority of the voting power of the Corporation,** provided that any amendment or supplement proposed to be acted upon at any such meeting has been described or referred to in the notice of such **meeting or (ii) without a meeting, by the written consent of the holders of shares entitling them to exercise a majority of the voting power of the Corporation; provided, however, that, in the case of clause (ii), the Board of Directors may, in its discretion increase the voting requirement to two-thirds of the voting power of the Corporation**. Notwithstanding the foregoing sentence or anything to the contrary contained in the Articles of Incorporation or this Code of Regulations, Regulations 1, 3(a), 9, ~~11,~~ 12, 13, 14, ~~31~~**15, 32** and ~~36~~**37** may not be amended or repealed by the shareholders, and no provision inconsistent therewith may be adopted by the shareholders, without the affirmative vote of the holders of at least ~~80%~~**a majority** of the voting power of the Corporation, voting together as a single class**; provided, however, that the Board of Directors may, in its discretion, increase the voting requirement to two-thirds of the voting power of the Corporation**. Notwithstanding the foregoing provisions of this Regulation ~~36~~**37**, no amendment to Regulations ~~31,~~ 32 ~~or~~, 33**, 34** or ~~34~~**35** will be effective to eliminate or diminish the rights of persons specified in those Regulations existing at the time immediately preceding such amendment.